EXHIBIT 21

Subsidiaries of the Company:

Mountain National Bank, a national banking association

MNB Capital Trust I, a Delaware statutory trust

MNB Capital Trust II, a Delaware statutory trust

MNB Holdings, Inc., a Tennessee corporation

MNB Investments, Inc., a Nevada corporation

MNB Real Estate, Inc., a Maryland corporation